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ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

TABATHA II, INC.

Filed pursuant to § 7-90-301 et seq. and § 7-110-106 of the Colorado Revised Statutes (C.R.S.)

ID Number: 20001056132

FIRST:

The name of the corporation is LONGWEI PETROLEUM INVESTMENT HOLDING  LIMITED

THIRD:         The aggregate number of shares which the corporation shall have authority to issue is SIX HUNDRED MILLION (600,000,000) shares, of which a portion shall be common stock and a portion shall be preferred stock, all as described below.

A.

Common Stock.

The aggregate number of common shares which the corporation shall have the authority to issue is FIVE HUNDRED MILLION (500,000,000), which shares shall be designated “Common Stock.” Subject to all the rights of the Preferred Stock as expressly provided herein, by law or by the Board of Directors pursuant to this Article, the Common Stock of the corporation shall possess all such rights and privileges as are afforded to capital stock by applicable law in the absence of any express grant of rights or privileges in these Articles of Incorporation, including, but not limited to, the following rights and privileges:

(a)

dividends may be declared and paid or set apart for payment on the Common Stock out of any assets or funds of the corporation legally available for the payment of dividends;

(b)

the holders of Common Stock shall have unlimited voting rights, including the right to vote for the election of directors and on all other matters requiring stockholder action.  Each holder of Common Stock shall have one vote for each share of Common Stock standing in his name on the books of the corporation and entitled to vote, except that in the election of directors each holder of Common Stock shall have as many votes for each share of Common Stock held by him as there are directors to be elected and for whose election the holder of Common Stock has a right to vote.  Cumulative voting shall not be permitted in the election of directors or otherwise.

(c)

on the voluntary or involuntary liquidation, dissolution or winding up of the corporation, and after paying or adequately providing for the payment of all of its obligations and amounts payable in liquidation, dissolution or winding up, and subject to the rights of the holders of Preferred Stock, if any, the net assets of the corporation shall be distributed pro rata to the holders of the Common Stock.

B.

Preferred Stock.

The aggregate number of preferred shares which this corporation shall have the authority to issue is ONE HUNDRED MILLION (100,000,000) shares, each with no par value, which shares shall be designated “Preferred Stock.”  Shares of Preferred Stock may be issued from time to time in one or more series as determined by the Board of Directors.  The Board of Directors is hereby authorized, by resolution or resolutions, to provide from time to time, out of the unissued shares of Preferred Stock not then allocated to any series of Preferred Stock, for a series of the Preferred Stock.  Each such series shall have distinctive serial designations.  Before any shares of any such series of Preferred Stock are issued, the Board of Directors shall fix and determine, and is hereby expressly empowered to fix and determine, by resolution or resolutions, the voting powers, full or limited, or no voting powers, and the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof as provided by Colorado law.  Before issuing any shares of a class or series, the corporation shall deliver to the secretary of state for filing articles of amendment to these articles of incorporation that set forth information required by Colorado law, including but not limited to, the designations, preferences, limitations, and relative rights of the class or series of shares.

C.

Voting.

Unless otherwise ordered by a court of competent jurisdiction, at all meetings of shareholders one-third of the shares of a voting group entitled to vote at such meeting, represented in person or by proxy, shall constitute a quorum of that voting group.

 NINTH:

Non-Unanimous Written Consent.

Unless these Articles of Incorporation require that an action be taken at a shareholders' meeting or unless shares are entitled to be voted cumulatively in the election of directors, any action required or permitted to be taken by the corporation may be authorized by written consent of fewer than all the voting shares.  The consent must be obtained from the same number of voting shares as would be needed to authorize such action at a meeting if all of the shares entitled to vote thereon were present and voted.  If shares are entitled to be voted cumulatively in the election of directors, shareholders may take action to elect or remove directors without a meeting only if these Articles of Incorporation do not require that such action be taken at a shareholders' meeting, and all of the shareholders entitled to vote in the election or removal sign writings describing and consenting to the election or removal of the same directors.

The name and address of the individual causing the document to be delivered for filing:

John D. Ballard

6754 W. Hinsdale Place

Littleton, Colorado 80128